FILED BY INTERNATIONAL GAME TECHNOLOGY (COMMISSION FILE NO. 001-10684) PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933. IN ADDITION, INTERNATIONAL GAME TECHNOLOGY DEEMS THIS COMMUNICATION TO BE FILED UNDER RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934.

Set forth below is a transcript of a conference call held on Monday, July 9, 2001, beginning at approximately 8:00 am, pacific daylight savings time, relating the recently announced merger agreement between International Game Technology and Anchor Gaming. Certain bracketed information set forth below is not part of the transcript of the call but intended to direct the reader to more complete or clarifying information.

THE MATERIAL SET FORTH BELOW IS NOT A SUBSTITUTE FOR THE JOINT PROXY STATEMENT/PROSPECTUS THAT INTERNATIONAL GAME TECHNOLOGY ("IGT") AND ANCHOR GAMING ("ANCHOR GAMING") WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE URGED TO READ THAT DOCUMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. THE PROXY STATEMENT/PROSPECTUS AND OTHER IMPORTANT DOCUMENTS FILED BY IGT WILL BE AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE (WWW.SEC.GOV) AND FROM IGT OR ANCHOR GAMING, AS THE CASE MAY BE. IGT AND ANCHOR GAMING, THEIR DIRECTORS, AND CERTAIN OF THEIR EXECUTIVE OFFICERS MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE MERGER. INFORMATION CONCERNING IGT'S AND ANCHOR GAMING'S DIRECTORS AND EXECUTIVE OFFICERS CAN BE FOUND IN THE DOCUMENTS FILED BY IGT AND ANCHOR GAMING WITH THE SEC. CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF IGT AND ANCHOR GAMING MAY HAVE DIRECT OR INDIRECT INTERESTS IN THE MERGER. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS WILL BE CONTAINED IN THE JOINT PROXY STATEMENT/PROSPECTUS.

Statements in this release regarding IGT, which are not historical facts, are "forward-looking" statements under the Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties, including changes in demand for the company's products because of a reduction in the growth of markets or changes in the popularity of its products, a decrease in the popularity of its wide area progressive systems, the risks of conducting international operations, the adoption of new unfavorable gaming laws or laws applicable to gaming machine manufacturers and uncertainties generally associated with the development and manufacturing of gaming machines and systems. Historical results achieved are not necessarily indicative of future prospects of IGT. More information on factors that could affect IGT's business and its financial results are included in its Annual Report on Form 10-K and other public filings made with the Securities and Exchange Commission.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                          PAGE 2


                                       IGT

                                  JULY 9, 2001
                                 10:00 A.M. CDT



Coordinator      Good morning, and thank you all for holding. I would like to inform all parties that they will be on a listen only mode until the question and answer segment of today's conference call. I would like to inform all parties that this call is being recorded, if you have any objections, to please disconnect at this time.

                 I would now like to turn the call over to Mr. Tom Baker. Thank you sir, you may begin.

T. Baker Thank you, and good morning, and it's a pleasure to speak to all of you today about a transaction that many people have called us many times about the rationale of seeing it come together. And I'm happy to say that it finally has come together. The Board of Directors of IGT, as well as the Board of Directors of Anchor Gaming have unanimously approved a definitive agreement, which has been signed, which will merge the two companies together.

                 Before I go through a few introductory comments, I want to introduce Maureen Mullarkey, the CFO of IGT who is here with me. Maureen, do you have a comment for the group?

M. Mullarkey     Hello. Thanks, Tom. I'd just like to remind everyone that
                 during the course of this call, we may make some forward-looking remarks regarding the future events or future financial performance for both IGT and Anchor

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                          PAGE 3


                 Gaming. We wish to caution that such statements represent our expectations or beliefs and actual events or results may differ materially.

                 We refer you to the documents that both companies file from time to time with the SEC. These documents contain important factors that could cause actual results to differ materially from those contained in any forward-looking statements we may make today. Thanks.

T. Baker         Thank you, Maureen. With that, I also want to introduce T.J.
                 Matthews, the CEO of Anchor Gaming who is with me today and Geof Sage, the CFO of Anchor Gaming is also on the call and they'll be available for any questions.

                 Before we start the questions, though, I just want to go through just a few elements of the transaction. This was structured as a tax free, stock for stock transaction. We think the value of this will be somewhere around a billion three to a billion four, depending on the price of the stock. IGT will assume all the indebtedness, which is about $430 million at March 31.

                 The Anchor shareholders will receive one share of IGT stock for every share that they own of Anchor Gaming Stock. There is a collar, which I'll

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                          PAGE 4


                 go into in a minute, but the transaction will be accounted for on a purchase basis. We expect that it will be accretive to IGT's earnings, somewhere between on the most conservative side, which would be flat, to as much as 5%, maybe even 7% accretive on an EPS basis.

                 Also on a cash EPS basis, we expect it to be 10% to, maybe even as much as 15% accretive on a cash basis. The determining elements there will be some of the valuations that will be put on the assets as we go through the transaction and value it merging the balance sheets. We can't determine that right now, but that's the range that we feel is applicable.

                 T. J. Matthews who I said is with me today and somebody that I know quite well because we've been in a very successful strategic partnership for, I guess now about five years, at the closing he will be joining IGT as a Chief Operating Officer. And there will be two new directors added to the IGT Board of Directors. T. J. will be one of those. There will be another one that will be named within the next couple of weeks.

                 This transaction is going to allow IGT to now recognize 100% of the revenue and profits that has been shared by both companies. It's a strategic benefit we believe to the resulting entity that is very significant.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                          PAGE 5


                 We believe that the intellectual property that, although IGT has had the right to develop under some of the intellectual property that's owned by Anchor, that this removes any ambiguity about where we're going in the development of product, using some of this intellectual property and will be very positive to that side of our business. But we're also excited about adding talent to the IGT team.

                 Just explaining the collar for a minute here on the exchange ratio, as I said it's a one share for one share deal. There is a collar range of $50.00 to $75.00. If IGT stock goes below or above that range, and this is based on a 20-day trading period prior to the shareholders voting on the merger, then either side has a chance to relook at the transaction. [PLEASE SEE MR. BAKER'S FINAL COMMENTS BELOW WHICH CLARIFIES THIS STATEMENT. THE DESCRIPTION OF THE COLLAR IN THE COMPANY'S PRESS RELEASE IS ACCURATE. FOR A MORE COMPLETE DESCRIPTION OF THE COLLAR PLEASE REFER TO THE COMPANY'S CURRENT REPORT ON FORM 8-K FILED WITH THE SEC ON JULY 11, 2001 AND THE MERGER AGREEMENT ATTACHED THERETO]

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                          PAGE 6


                 The merger is going to be subject to both companies various approvals, including not the least of which is shareholder approval for both of us, and regulatory approval because we are in the gaming business. There are a number of jurisdictions that have the right to look at the deal and we do need approval from all these jurisdictions.

                 It will probably close some time in the early part of the calendar year, we believe before the end of January. If we can do it quicker than that, we will do it, but that's the date that we've set as outside date for closing the transaction.

                 With that, I'm going to open it up to you, and if you have any questions of us, we have scheduled this call for one hour, but we'd like to take any questions that any of you may have. So at this time, I'm opening it up to questions.

Coordinator      Thank you. Mike Reitbrock, you may ask your question.

M. Reitbrock     Hey, guys, this is Mike Reitbrock. Just two questions, first just a point of clarification on the collar again, is it calculated as an average price over

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                          PAGE 7


                 the 20 day period, or is it just the trigger that if breaks the price anytime within that period, the walkway goes into effect?

T. Baker         It's an average.

M. Reitbrock     Okay, so it's average over the 20-day period.

T. Baker         Yes.

M. Reitbrock     And then the second question, could you just let us for those of us who don't cover slot, could you just give us a sense of what you're assuming in terms of dollars of EBITDA, either this calendar year, or whatever? And then if you could give us a breakdown of where that comes from? I think kind of three-quarters of it comes from machines, but my assumption is that a lot of that comes from your joint venture with them. And also in that context, do you anticipate there being any antitrust problems, based on where that breakout comes out?

T. Baker Okay, well the revenue from slot, you're right, most of it does come from the joint venture that they have with IGT. They're also in the online lottery business, they're AWI and United Tote is also a subsidiary of

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                          PAGE 8


                 theirs. They own two casinos, one in Cripple Creek and one in Blackhawk, and a management contract on the Pala Indian Casino in California, so three casinos.

                 In terms of the break up of revenue, T. J.?

T. J. Matthews   Our revenues from our gaming systems, gaming operations and game machines businesses are about equal, a third as a result, coming from each of those businesses. But our EBIT DA split is substantially different. About 70% of our EBIT DA is realized from our gaming machine activity, the vast majority of that in turn from our joint venture with IGT. Nonetheless, the businesses of gaming systems and gaming operations both generate substantial operating income and are now well positioned to grow in kind of a consolidated environment.

M. Reitbrock     So given that most of the income from the machines comes from the joint venture, there probably wouldn't be an antitrust problem?

T. Baker         We don't anticipate any at all.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                          PAGE 9


M. Reitbrock     Okay. And, Tom, in terms of the non-strategic businesses, the lottery and the casinos, you'd look to sell that or what's the game plan there?

T. Baker Well, we don't have any announcement on anything there. I think we have over the years, looked at the online lottery business, and from time to time have thought about an entry into that business, but we've never done anything.

                 We think that Anchor and IGT working together through our joint venture, have really brought the most significant value added products to the casino industry that anybody has ever been able to do. We believe that the lottery business, although it's been around a long time, is not in a growth period right now. Part of what we perceive the stagnation of the lottery business is because there really has been no value added products brought to the customers for some time.

                 We think that the combination of Anchor and IGT together, that we're going to take a fresh look at that, and we think we may be able to bring some things to the online lottery side that they haven't seen before. But it needs more value added to see that business grow.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 10


M. Reitbrock     Okay.  Thank you.

Coordinator      Thank you. Steven Kent, you may ask your question and please state your company name.

S. Kent Yes, hello, it's Steve Kent of Goldman Sachs, a couple of questions following up on Mike's mostly. First off, is there a right of first refusal for IGT on Anchor, so that if somebody were to come in, that you'd have right of first refusal, at least to be able to maintain the discussions either before or after this announcement?

                 And then, Maureen, I was just wondering, since we're past the end of the quarter, whether you could just give us a feel of how the current quarter outlook has been and what your expectations, either for Anchor or for IGT have been?

M. Mullarkey     As far as our quarter ending June, we did finish our quarter last week and really, we are sticking with the guidance that we gave you at the end of our March quarter, and we will have some positive results from the joint venture and the machine shipments. And we are planning to announce our third fiscal quarter on July 19th.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 11


T. Baker Yes, we really don't have too much more to say about the earnings for the end of the quarter. As far as any other transactions coming to Anchor, that would be up to the Board of Directors of Anchor to evaluate those. There would be a breakup fee involved, and we certainly would have an opportunity I guess to take another look at it. T. J., do you have any comments on that?

T. J. Matthews   Just that the break up fee is $30 million.

S. Kent But there's nothing in the joint venture that gives you the right to first refusal.

T. Baker         Oh, I see what you mean.  Is the right to acquire Anchor?

S. Kent          Right.

T. Baker         No.

S. Kent          Okay, thanks.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 12


Coordinator      Thank you. Todd Jordan, you may ask your question and please state your company name.

T. Jordan        Thanks.  My question has actually been answered.  Thank you.

Coordinator      Thank you. Larry Haverty, you may ask your question, please state your company name.

L. Haverty       State Street Research, Tom, I guess I'd rather, since Maureen is around, deal with the past here, because Maureen is not real good on letting the future out before the call. But it seems to me the current running rate of cash flow or EBIT in the joint venture is somewhere around $350 million. Am I correct in that?

T. Baker I have to defer to Maureen here. I know you didn't want me to do that.

L. Haverty       Well, Maureen is good on the past.

M. Mullarkey     Well, you know I'm following all the rules that are out there, you know.

L. Haverty       We can talk about the past within the rules, right?

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 13


T. Baker         Maureen, we agree with that.  That sounds a little high.

L. Haverty       I don't know, I think it's pretty close.

M. Mullarkey     What was the number?

T. Baker         Three fifty.

L. Haverty       Three fifty, or it might be three and a quarter.

M. Mullarkey     That's a little high, Larry.

L. Haverty       So, what is it, around three and a quarter?

M. Mullarkey     I would be more comfortable around 300.

L. Haverty       Okay. It's going to grow, so if you took say three and a
                 quarter and put a 40% tax rate on it, that's more or less $200 million after tax, right?

M. Mullarkey     That math works.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 14


L. Haverty       Yes, and all of this is free cash flow, right?

T. Baker This transaction we expect to be very positive on a cash flow basis.

L. Haverty       Well, I'm just talking about free cash flow, because this
                 doesn't require a whole lot of capital, this joint venture.

T. Baker Well, we're developing new games and machines come out, machines go in.

M. Mullarkey     Larry, I think you can assume that the depreciation on the joint venture is approximately equal to the capital required.
                 The capital required in that you do, you know we put on 6,000 machines at the end of March onto the joint venture.

L. Haverty       Well, this has been growing very rapidly and if one put kind of a multiple, which one would do in the media business, although not necessarily in the gaming business, because there aren't very many things that look like this in the gaming business.
                 Things growing like that in media kind of have a free cash flow multiple of 25 or 30, which would mean that there is like $250 million of EBITDA kind of waiting for a multiple on it. Because
                 I

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 15


                 could more or less justify the current price just on a free cash flow multiple of the JV, which is now out there for people to see.

                 My concern, Tom, is when people kind of get a feeling for what this joint venture is doing because it now will be not hidden anywhere, not that it was hidden previously, isn't that top of the collar unrealistic? I mean this stock could go up a lot. I understand why the bottom of the collar is there, but I don't understand why the top is and we're owners of both companies.

T. Baker         Okay. Well, the collar is $50 to $75.

L. Haverty       Yes, I'm not worried about the $50, but I think when people start watching this stuff because it'll all be out there now, the $75, I don't get that.

T. Baker         That's what we worked out, Larry.

L. Haverty       Okay. What's the motivation for that? You worked it out; I just don't understand the motivation.

T. Baker Well, I think it was negotiation in terms of the value that IGT was ready to pay for Anchor and what the Anchor shareholders, and what the Board of

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 16


                 Directors was willing to accept on their behalf. It's a fairly wide collar, and we think that Anchor was interested in having a floor, and if there was going to be a floor, we were interested in having a ceiling.

                 I don't know what will happen to the price of the stock, but if there's a wide variation in the prices of stock, it doesn't mean that the transaction won't go forward. It just means that--

L. Haverty       Just there's a chance to talk.

T. Baker         We'll talk again.

L. Haverty       Okay, great. That's great, Tom, thanks.

T. Baker         Okay.

M. Mullarkey     And, Larry, I wanted to remind you, too, that we do file the joint venture results annually with the SEC, so that information has been out there for the full five years.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 17


Coordinator      Thank you. Dex Flasis, you may ask your question, and please state your company name.

D. Flasis        Yes, it's ECF Value Fund. I was curious if you could illustrate the cost savings of combining the two companies, maybe on an SG&A basis and other costs you can take out. I realize you gave the accretion number, but I was just wondering the potential for cost savings on the two companies combined.

T. Baker I'll tell you what, the numbers that we quoted were based on very little, if any, synergies in the SG&A area. There will be some, but they're relatively minor based on what we can identify right now.

                 I should point out that Anchor and IGT have, I believe used similar philosophies in terms of running their operations to date, and I don't believe there's a significant amount of fat in either organization. We don't know what synergies might be realized that would be significant, and so all of the numbers that we're giving you at this particular point assume flat to minimal operating synergies.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 18


                 As we learn more about it as we get into this and T. J. and I and our management teams work together to see what it's going to look like, we'll be able to advise a little more. But right now, we're assuming very little.

D. Flasis        Okay, and also, you addressed the lottery business, but I
                 didn't really hear you talk too much about the casino business, and what the plans were. I realize that I think the Pala with the management contract is a pretty interesting business model, but I was wondering about the other two casinos that they own and what the strategic implications are for the combined entity.

T. Baker Okay, well, from IGT's point of view, we've stayed away from operating casinos. In this transaction when completed, we will own casino operations. We don't currently have any plans to change the strategy that we've had for some time. Having said that, we're not ready to say at this particular point that all of those casinos are for sale; they're not. The Pala deal is really just getting started.

                 The management teams in all of those places are in place and they're being run and well run. They will continue to operate. We don't have any plans to expand the casino side of the business. These are businesses that

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 19


                 Anchor's been in for some time. We didn't acquire the company because they were in casino operations. We acquired the company for strategic reasons on the other sides of their business, but the fact that the casinos are part of it, we've accepted that, and they'll stay and continue to operate as they have and operate somewhat autonomously by the Anchor management team.

D. Flasis        Okay.  Thank you.

Coordinator      Thank you. John Burke, you may ask your question and please state your company name.

J. Burke Yes, this is John Burke with the Daily Deal. On... question to Mr. Matthews, I was wondering if you'd be able to sort of take me through the process about how Anchor came to this sort of decision to merge with International Gaming Technology? I understand last September that the company had enacted a buy out of it's majority shareholder, and that was the Fulton family, and here it is in July, and there's a sale in place. So I was hoping you might be able to specify on the origins of this deal.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 20


T. J. Matthews   I think the origins of this transaction are a very successful joint venture that exists between the two companies and has existed since 1996. If you take a look at the strength of each company, I think the two companies match up exceedingly well.
                 You have very good management at both companies. Anchor has traditionally concentrated on content, and has done a good job of diversifying itself into really the most diversified gaming company in the industry, relative to exposing itself to all opportunities that exist within gaming.

                 IGT is clearly the best at distribution, manufacturing, development of gaming machines, and I think that there is financial rationale for consolidating revenues and assets that exist, not only as a joint venture, but within all of those companies. It makes them financially stronger. It allows us to kind of explore new opportunities for growth.

                 Gaming machines obviously, is a big part of that because that's where we both have our roots and both understand business the best. But I think that the management teams of both companies are very excited about maybe being able to change the lottery industry in terms of having us focus on content. And so I don't think there was ever an issue at Anchor over the course the last few years in which conversations have always existed

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 21


                 between the companies, as to whether or not the companies belong together.

                 I think that over a long period of time, there has always been discussion as to what was the appropriate value and, obviously with the transaction announced now we feel that Anchor shareholders are getting appropriate value.

J. Burke One more question, sir, do you fear any backlash from your shareholders, given that in the Fulton transaction, they did get a per share value that was higher than the current consideration being offered?

T. J. Matthews   Well, remember we've had a stock split sent.

J. Burke         Oh, okay.

T. J. Matthews   When you take that into account, then our stock has appreciated a great deal since that period of time. And from a shareholder point of view, of course, I'm anticipating that our shareholders are in a lot of ways anticipating this transaction, and so this does not come as a surprise, and that they'll be mostly satisfied by it. But that said, of course the

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 22


                 shareholders will get a chance to vote on this transaction and affirm that it's the right thing for them and for our company.

J. Burke         Okay.  Congratulations on the deal, gentlemen.

T. J. Matthews   Thank you.

Coordinator      Thank you. Alan Weiselbaum, you may ask your question, please state your company name.

A. Weiselbaum    Hello, it's Alan Weiselbaum from Fulcrum Global Partners. How are you? I just wanted to understand from a valuation point of view, if I look at last year for Anchor Gaming, it looked like your EBITDA was roughly $180 million. Which would put this, if you use an enterprise value to the 180 million, it's roughly about seven times EBITDA. And other companies are valued at a much higher EBITDA multiple than that, so I was curious as to, one, is there a reason that the EBITDA multiple for Anchor is lower than the others? And, number two, is that the correct valuation method to look at how you came up with the transaction price?

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 23


M. Mullarkey     Well, when we valued the company we did a couple of different things. One is we calculated discounted cash flow for Anchor
                 Gaming. We also compared it to total enterprise value over EBITDA, total enterprise value over revenue, price earnings; we also looked at comparable transactions in the market. We also invited Houlihan Lokey to give us a fairness opinion. In all cases, when we tested the value it passed, so we're comfortable with the value.

T. Baker I think that you're right, though. Anchor has traded at a lower multiple than IGT and Anchor is in the lottery business, the casino business, as well as the operation of gaming machines, which is their most significant business. So each of those elements are in companies that are specifically involved in the lottery business or specifically involved in the casino business or whatever, have multiples that may be different than the multiples that IGT has. I think there's just been kind of a blended rate there for Anchor.

                 You know when you do a deal like this, we've looked at Anchor for some time, and I suppose in some ways, I wish that we'd been able to put the transaction together some time ago. It might have been at lower valuations, but in any case, if you look at the business the way it exists,

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                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 24


                 and strategically what value it's going to have going forward, and then of course, the other elements in terms of management and so on that come with it, and then you sit down and try to come to a price that both sides agree on.

                 And in this particular case, over the last few days, the stars just came together, and we're comfortable with the price, based on all of our financial valuations, and I think Anchor is comfortable that their shareholders are doing okay, too.

A. Weiselbaum    Right. If you looked further out a year or so, it appears and
                 I'm just using consensus numbers now, it appears that your growth was going to slow. Do you believe that this will accelerate your growth over the next two to three years?

T. Baker         Yes.

A. Weiselbaum    Thank you.

Coordinator      Thank you. Joyce Minor, you may ask your question, please state your company name.

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                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 25


J. Minor Sure Joyce Minor from Lehman Brothers. Can you just talk about how you're thinking about goodwill, as you look at the accretion potential? And then, secondly can you talk about the kind of degree of integration that you're expecting? The release seems to indicate that T. J. will continue to be CEO of Anchor. Will the companies still be somewhat separate or will they be integrated pretty completely? Can you talk a little bit about that?

M. Mullarkey     Well, from a goodwill perspective under the policy guidelines that were just issued last week, goodwill will no longer be amortized, but identifiable intangibles will be amortized to the extent that we can identify intangibles with a finite life.
                 It will be purchase accounting, and it will be under the guidelines of the new FASB, and what we have to do is just spend some time calculating the value around some of the identifiable intangibles, and also determining the correct life, if you will.

T. Baker Yes, the correct life, but we haven't done that yet. We haven't spent enough time to really give you guidance on that, except that we're comfortable that the numbers we gave you, in terms of the accretion percentage and so on, we're comfortable giving those things out.

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                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 26


                 As far as the integration, one reason that we liked the deal was much of the management will continue to stay. T. J. Matthews will be an important part of that transition. He'll continue to be the CEO of Anchor as it continues to run and parts of it will run autonomously. The casino side of the business, as well as the lottery side of the business will continue to report to him with the management teams that he already has in place.

                 But as we mentioned, he's also going to assume the role of Chief Operating Officer of the combined entity. So T. J. is going to assume a greater role in the operation of IGT when this is completed.

J. Minor         Thank you.

Coordinator      Thank you. Troy Hottenstein, you may ask your question and please state your company name.

T. Hottenstein   Hello, it's UBS Warburg. Can you walk us through the walk away again? I'm a little bit confused I guess on the call you said if it's outside the $50 or $75 that either side will have a chance to look at the transaction. Can you kind of just give me a little bit more detail on the walk away, if you don't mind?

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                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 27


T. Baker Well, it doesn't necessarily mean that either side will walk away. It means that they have an option. We have an option to continue the transaction in its current form, adjust the ratio or either side could decide to terminate the deal.

                 The collar is quite wide, I think quite a bit wider than is normally customary. And the reason for that is we wanted to send the message that this is a deal we believe is going to get done.

T. Hottenstein   Right. I mean the press release talks about if it's below $50,
                 Anchor Gaming will have the right to terminate the merger agreement, and then above $75, it says that IGT will have the right to terminate it. So it is actually both sides, either one could terminate it if you're above or below the $50 and $75, respectively?

T. Baker In actuality, the definitive agreement came together, either side can take a look at it on either end. [PLEASE SEE MR. BAKER'S FINAL COMMENTS BELOW WHICH CLARIFIES THIS STATEMENT. THE DESCRIPTION OF THE COLLAR IN THE COMPANY'S PRESS RELEASE IS ACCURATE. FOR A MORE COMPLETE DESCRIPTION OF THE COLLAR PLEASE REFER TO THE

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 28


                 COMPANY'S CURRENT REPORT ON FORM 8-K FILED WITH THE SEC ON JULY 11, 2001 AND THE MERGER AGREEMENT ATTACHED THERETO]

T. Hottenstein   Okay, great. And could you walk through what the individual regulatory hurdles you're going to need to close the transaction? I know you said there are a number of them.

T. Baker Well, we're licensed in over 300 jurisdictions, so we need gaming, not in all of those. We need the Hart - Scott - Rodino; we'll need approval by the eight domestic lotteries and the Native American--

M. Mullarkey     National Indian Gaming Commission.

T. Baker National Indian Gaming Commission has to approve this. So there are a number of approvals, as well as shareholder approvals.

T. Hottenstein   Got you. Thank you very much.

Coordinator      Thank you. William Lerner, you may ask your question and please state your company name.

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                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 29


W. Lerner        Hello, Prudential Securities, it's been answered, thanks.

Coordinator      Thank you. Harry Curtis, you may ask your question, please state your company name.

H. Curtis        Hello, it's Robertson. I jumped on the call a couple of minutes late. Can you just go through those accretion numbers that you started with, please?

M. Mullarkey     On the accretion, Harry, we're estimating on basic EPS, that it could be accretive anywhere from neutral to about 5% or 6%. And that is a function of valuing the intellectual property and things like that, the timing, the time when the deal gets done.
                 On a pure cash EPS basis, it could be between 10% to 15% accretive.

H. Curtis        Okay, thank you.

M. Mullarkey     You're welcome.

Coordinator      Thank you. Joanne Parks, you may ask your question, please state your company name.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 30


J. Parks Hello, Joan Parks from DO Analytics.com. Would you be able to elaborate a little more on the joint venture you do have with IGT?

T. Baker Sure, we have a joint venture that's been in place for about five years and that joint venture, the two companies share intellectual property, primarily around the use of a wheel on a gaming machine. And there are machines that have been developed, the Wheel of Gold, and I think one that is a bit more widely known, the Wheel of Fortune, based on the television show, that is the most successful gaming product that's ever been placed in the casino. Those systems operate, how many machines do we have?

T. J. Matthews   We have over 16,000 machines in the joint venture of which about 13,500 are Wheel of Fortune and I Dream of Genie.

T. Baker So we have about 16,000 machines in the joint venture, which most of them are Wheel of Fortune or I Dream of Genie machines, themed machines, and those operate in most of the jurisdictions and most of the casinos in the domestic market and a few are outside in various international areas.

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                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 31


J. Parks Okay. How do you think the antitrust regulators would treat the intellectual property aspect of the joint venture?

T. Baker I really don't think that's going to be an issue because we've been operating as a joint venture for five years, so nothing is really going to change, except the way the numbers are reported by one company, rather than two. But the decision power, and the control is not really much of a factor.

J. Parks Okay, and are you going to need any foreign regulatory approval for the deal?

T. Baker Well, we may, but all jurisdictions where we operate and having gaming licenses will have a chance to say whether they like the deal or not.

J. Parks         Okay. Thank you.

Coordinator      Thank you. David Anders, you may ask your question, please state your company name.

D. Anders        I'm all set, thank you.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 32


Coordinator      Thank you. Tom Van Reserk, you may ask your question, please state your company name.

T. Van Reserk    Hello, Silverado Capital Management, I just wanted to revisit the issue of the collar and the walk aways for a moment. It strikes me as slightly unusual that you've left it kind of open, as to what happens at either end of the collar, particularly on the top end. I was wondering if there was any special reason why in negotiations, you didn't just set up a portion of the collar mechanism that allowed the ratio to adjust automatically if your stock price got above $75.

                 That was one question, and then the other one was just on the regulatory issues for just a second, but maybe you want to answer the first one first.

T. Baker Well, like I say, the collar was the result of a negotiation and how both sides felt at the time we were coming together. As I said, it's a fairly wide collar; $75 is a significant premium to where IGT is selling and has been selling, in fact, quite a bit higher than you normally see in collar transactions as I have been advised. So it's just a matter of the two parties and where we were in terms of putting it together. I suppose there are all

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                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 33


                 different kinds of collar transactions that have been done over the years, and I just don't know what to say about which ones are usual, and which ones are unusual. This was the way we did ours.

                 As far as the regulatory, did you have a question on the regulatory?

T. Van Reserk    Yes, it seemed that there are quite a number. I just wanted to check and see if we could nail them down a little bit better in terms of the gaming approvals, and if you could at least go within the states where you need approvals. And also, the timing seemed like it was a bit long, and my guess is that that's because of the gaming approvals that you're going to need. I just wanted to confirm that.

T. Baker That's true. And as I said, we're licensed in over 300 places around the world and we need approval in every one.

T. Van Reserk    Okay, do you have a sense for which of those processes are likely to be the gaming concerns? I'm sure some are going to go much quicker than others and are much less involved than others.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 34


T. Baker No, they all are issues and so, everybody has a chance to take a look at it, but we expect that it will be approved. We don't anticipate any major areas that will object to this. I think both companies have been operating as a joint venture partner in all of the major gaming jurisdictions.

T. Van Reserk    Okay, thanks.

Coordinator      Thank you. Mr. Ken Ritter, you may ask your question, please state your company name.

K. Ritter        Thank you, Associated Press, I have three questions and, good morning. I'm going to ask if you can tell me who's responding.
                 One is a very basic question, why merge?

T. Baker         Why merge?

K. Ritter        Yes, sir.

T. Baker Well, really I think the reason is somewhat strategic, first of all. In that we've been operating together in this joint venture where we share control of certain intellectual property and by merging, it really combines our

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 35


                 efforts, as well as recognizing the revenue and the true benefits of the joint venture on one set of financial statements.

                 It will allow us, and eliminate any, well the development of the intellectual property and so on is now going to be consistent. There will be one group, one company that's making the decisions on how we're going to deal with the joint venture and the property that's in it.

                 Secondly, I think the management, we're getting significant management skills that we know and feel good about and so, we're strengthening the management team.

                 And then, thirdly, it's an accretive transaction.

K. Ritter        An accretive transaction, for the reader who isn't into the business side, please tell us what that means.

T. Baker It means that the earnings per share will be increased as a result of the transaction. We anticipate that we're going to have a more profitable company.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 36


K. Ritter        Thank you. Two other questions, one is a nuts and bolts. How many employees does Anchor have?

T. J. Matthews   Anchor has 2,700 employees.

K. Ritter        Thank you.  Who's answering?

T. J. Matthews   That's T. J. Matthews.

K. Ritter        Thank you, Mr. Matthews. And finally, you didn't name the other representative on the IGT Board, the Anchor representative on the IGT Board. Have you?

T. Baker No, T. J. Matthews will be on the Board, and there will be one additional member of the Board of Directors who is not named, but will be within a couple of weeks.

K. Ritter        Thank you.  And I take it that's Mr. Baker talking?

T. Baker         Yes.

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 37


K. Ritter        Thank you, sir. One other question and I've been listening,
                 Maureen, I heard referred to. Who is that?

M. Mullarkey     Maureen Mullarkey.  I'm the Chief Financial Officer for IGT.

K. Ritter        M-U-L-A-R-K-Y?

M. Mullarkey     M-U-L-L-A-R-K-E-Y.

K. Ritter        M-A-U-R-E-E-N?

M. Mullarkey     Correct.

K. Ritter        And I thank you for taking the call.

Coordinator      Thank you. At this time, we show no further questions. I will now turn the call over to Mr. Tom Baker for any closing comments.

T. Baker Okay. Well, we thank you for your interest and we will continue to keep you informed as this transactions unfolds in our quarterly calls and as

                                                                             IGT
                                                            MODERATOR: TOM BAKER
                                                     JULY 9, 2001/10:00 A.M. CDT
                                                                         PAGE 38


                 things happen, and I know I'm speaking somewhat for T. J. here that he feels the same way.

                 Coming back to Troy's question earlier [REGARDING THE COLLAR], I just had a comment that I wanted to make in terms of the way the collar works. I just want to say that we've described it in the press release, we think adequately. It operates pretty much that way. But one clarification in terms of the decisions, IGT can decide to walk away at the top end of the collar at $75, and Anchor can decide to walk away at the bottom end of the collar. I think in terms of logic of which company would want to do that, it's pretty self-explanatory, but I was just asked to clarify that at this time.

                 We thank you for your interest, and that completes the conference call. Thank you very much. Bye.